UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           UNITY WIRELESS CORPORATION
                     -------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   913347 10 0
                      -------------------------------------
                                 (CUSIP NUMBER)

                      -------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the SECURITIES EXCHANGE ACT of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                    -----------------------
CUSIP NO. 913347 10 0                  13G                   PAGE 2 OF 5 PAGES
---------------------                                    -----------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)
     TAMIR FISHMAN PROVIDENT AND EDUCATION FUNDS LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
                      20,353,389 SHARES OF COMMON STOCK *
 NUMBER OF       ---------------------------------------------------------------
   SHARES        6    SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY       ---------------------------------------------------------------
    EACH         7    SOLE DISPOSITIVE POWER
 REPORTING            20,353,389 SHARES OF COMMON STOCK *
PERSON WITH      ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,353,389 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     instructions)            [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.08% **
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

* The number includes 8,353,455 shares plus warrants to purchase 11,999,934 shares.

** Based on 189,920,028 Outstanding Shares as of July 13, 2008, and includes warrants held by Tamir Fishman Provident and Education Funds Ltd. to purchase 11,999,934 shares.


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


Introductory Note: This amended Schedule 13G is being filed with respect to sales and purchases in 2007 with a resulting net increase of 392,500 Ordinary Shares of Unity Wireless Corporation following the initial 13G filing, and with respect to sales and purchase in 2008 with a resulting net decrease of 39,000 Ordinary Shares of Unity Wireless Corporation through the date of this report.

ITEM 1. (a) Name of Issuer:

     Unity Wireless Corporation

     (b)  Address of Issuer's Principal Executive Offices:

     7439 Fraser Park Drive, Burnaby, B.C., Canada, V5J 5B

ITEM 2. (a) Name of Person Filing:

     Tamir Fishman Provident and Education Funds Ltd.

     (b)  Address of Principal Business Office:

     21 Ha'arbaa St' Tel Aviv Israel

     (c)  Citizenship:

     Israel

     (d)  Title of Class of Securities:

     Common Stock, par value $0.001 per share

     (e)  CUSIP Number: 913347 10 0

ITEM 3. Not applicable.

ITEM 4. Ownership:

     (a)  Amount Beneficially Owned:

     20,353,389 shares of Common Stock

     The number includes 8,353,455 shares plus warrants to purchase 11,999,934 shares.

     Shares and warrants are registered in the names of the following investments funds:

Name of the fund                                 Shares       Warrants
-------------------------------------------    ----------    ----------
Tamir Fishman Severance Pay Fund - General        382,533       573,800
-------------------------------------------    ----------    ----------
Tamir Fishman Education Fund - General          3,173,978     4,416,033
-------------------------------------------    ----------    ----------
Tamir Fishman Provident Fund - General          3,820,277     5,410,100
-------------------------------------------    ----------    ----------
Tamir Fishman Severance Pay Fund - Value          976,667     1,600,001
-------------------------------------------    ----------    ----------
Total                                           8,353,455    11,999,934
-------------------------------------------    ----------    ----------


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


     (b)  Percent of Class:

     10.08% (based on 189,920,028 Outstanding Shares as of July 13, 2008, and includes warrants held by Tamir Fishman Provident and Education Funds Ltd. to purchase 11,999,934 shares.)

     (c)  Number of Shares as to which such person has:

          (i) Sole Power to vote or to direct the vote: 20,353,389 shares of Common Stock

          (ii)  Shared Power to vote or to direct the vote: 0

          (iii) Sole Power to dispose or to direct the disposition of:
                20,353,389 shares of Common Stock

          (iv)  Shared Power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class:

     N/A

ITEM 6. Ownership of More than Five Percent on Behalf of Another:

     N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

ITEM 8. Identification and Classification of Members of the Group:

     N/A

ITEM 9. Notice of Dissolution of Group:

     N/A

ITEM 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAMIR FISHMAN PROVIDENT AND EDUCATION FUNDS LTD.


By: /s/ Ira Friedman                                   July 16, 2008
--------------------
Ira Friedman
CEO

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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